Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

United States of America

May 9, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HUYA Inc. (CIK No. 0001728190)
Registration Statement on Form F-1

Ladies and Gentlemen:

We hereby join HUYA Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on May 10, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 4,540 copies of the Company’s preliminary prospectus dated May 1, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name:	Marc Bernstein
Title:	Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Scott Chen
Name:	Scott Chen
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

UBS SECURITIES LLC

By:	/s/ Kevin Lacerda
Name:	Kevin Lacerda
Title:	Director

By:	/s/ Douglas Monaster
Name:	Douglas Monaster
Title:	Executive Director

[Signature Page to the Acceleration Request]